Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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IMC GLOBAL

February 5, 2004
1:00 p.m. CST

Coordinator	Good afternoon and thank you for standing by. We would like to remind all parties that you will be in a listen-only mode until the question and answer segment of today's call. We would also like to remind all parties that today's call is being recorded so if you have any objections you may disconnect at this time.
Now I would like to introduce today's guest speaker, Mr. Dave Prichard. Sir, your line is open; you may begin.
D. Prichard
Thank you, operator, and good afternoon to everyone. We're pleased to have you with us. I'm Dave Prichard, with IMC Global, your moderator for today's conference call regarding IMC Global's 2003 fourth-quarter and full-year results issued this morning.
I'm joined today by Doug Pertz, Chairman and Chief Executive Officer; Reid Porter, Executive Vice President and Chief Financial Officer; and Bob Qualls, Vice President and Controller.

As a reminder, this conference call will be accessible on a replay format through Friday evening, February 13th, by calling 402-220-0356, and also it will be available as an audio Webcast accessible through IMC Global's Web site at www.imcglobal.com.

As is our custom, we planned some opening comments before turning to your questions. First, Reid Porter, who will discuss our financial results for the quarter. He will be followed by Doug Pertz, who will discuss operating highlights, key corporate developments, and the overall outlook.

As a reminder, this conference call does contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected trends and results for 2004, expectations regarding the phosphate market recovery, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

Finally, this communication is not a solicitation of a proxy from any security holder of IMC Global, Inc. or Cargill, Incorporated. The companies will be filing with the SEC a joint proxy statement/prospectus to be mailed to IMC stockholders and other relevant documents concerning the proposed transaction between IMC and Cargill. Stockholders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information.

Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge at the SEC's Internet site at www.sec.gov. For a complete version of the non-solicitation language, please refer to today's fourth-quarter earnings press release that was distributed this morning.

At this time I am pleased to turn the call over to our Executive Vice President and Chief Financial Officer, Reid Porter. Reid.
R. Porter
Thanks, Dave, and good afternoon, everyone. I'd first like to comment on consolidated results, then discuss our PhosFeed and potash business segment performance, then turn to our balance sheet and end with comments on the transactions we have recently completed or that are underway.

Earlier today IMC Global reported earnings from continuing operations of one-tenth of a million or a loss of $0.02 per diluted share, including the impact of $2.6 million of preferred dividends for the quarter ended December 31, 2003. This compares with the loss from continuing operations of $33 million, or $0.29 per diluted share a year ago.

A loss from discontinued operations of $63.9 million or $0.56 per diluted share was recorded in the fourth quarter, predominantly from non-cash tax adjustments connected with the company's pending sale of its remaining IMC chemical assets for which we have just signed a definitive agreement. In the year ago quarter the company reported a loss from disc ops of $42 million or $0.37 per diluted share.

Much like the first three quarters of 2003, our fourth quarter results from continuing operations were significantly impacted by large increases in ammonia, natural gas, and sulfur raw material costs, partially offset by much higher phosphate prices and strong phosphate and potash sales volume.

Revenues increased 26% versus the prior year quarter. Phosphate volumes improved 20%, while potash tons were up 16%. Florida ammonia, Louisiana natural gas and sulfur costs increased 54%, 47% and 14%, respectively, versus the prior year, but as I will discuss later, average diammonium phosphate realizations improved $26 per short ton or 20%.

Moving down the income statement, SG&A expenses of 17.9 million decreased 5.6 million versus prior year, primarily from adjustments to incentive compensation and group insurance reserves. SG&A expenses continued to be tightly controlled and managed company wide. A $4 million increase in interest expense year over year stemmed from higher bond refinancing costs.
As I mentioned at the outset of my comments, the diluted net loss of $0.02 per share includes $2.6 million of preferred dividends associated with the company's mandatory convertible preferred shares.

The quarter's results were favorably impacted by a pretax gain of $13.9 million or $0.06 per share from the sale of Port Sutton Marine Terminal, and a gain of $12.4 million or $0.11 per diluted share from the sale of approximately one million common shares of Compass Minerals during its December IPO.

We retain approximately 750,000 Compass Minerals Common Shares, but will not recognize any income-statement gain on these shares until they are sold. Partially offsetting these gains was a non-cash pretax loss of $17.7 million or $0.10 per share from the unfavorable impact of the strengthening Canadian dollar on IMC potash's U.S. dollar-denominated receivables, similar to effects we have seen in prior quarters in 2003.

As explained in previous SEC filings, the company fully hedges Canadian dollar cash transactions, and hedge gains and losses are recorded in IMC potash's gross margins, but IMC Global does not hedge against non-cash U.S. dollar denominated receivable translation risk.

Turning to IMC PhosFeed, its fourth quarter net sales of $429 million increased 30% compared with last year due to higher sales volumes and selling prices. Total concentrated phosphate shipments of about 1.9 million short tons increased 20% versus the prior year level of about 1.5 million tons and were well about the $1.3 million tons achieved in the third quarter of 2003.

Higher Chinese and Australian shipments were the key contributors to export volume growth of 13%. Domestic shipments grew 32% as rising phosphate prices and improving farm fundamentals both contributed to accelerated customer orders. Perhaps the biggest positive in the quarter was attainment of an average DAP price realization of $159 per short ton, an increase of $26 or 20% versus the prior year, and $3 per ton from the third quarter of 2003.

Prices ended the year much higher than the quarter average realization, as export and domestic spot prices reached levels not seen in more than five and eight years, respectively. This pattern has continued so far in the first quarter of 2004.

Fourth quarter PhosFeed gross margins of $5.8 million decreased from $15 million in 2002. Higher sales volumes were more than offset by increased raw material costs, as well as unfavorable rock costs due to reduced production rates and higher expenses. Indicative of the fact that price improvements were accelerating faster than input costs in the later part of the quarter, gross margins improved $7 million from the third quarter.

About 30% of our Louisiana concentrated phosphate output continues to be idled in the quarter to balance supply with current market demand, and operating rate expected to be maintained indefinitely until market conditions showed sufficient and sustained improvement, including raw material cost abatement.

Turning to our other business segment, IMC potash reported a strong fourth quarter performance. Net sales increased 14% to $198 million versus last year due to strong 42% improvement in export shipments primarily from increased Asian and South American demand. Canpotex achieved record annual-shipments in 2003 of more than 6 million metric tons, including its second strongest fourth quarter on record.

Our total sales volumes of 1.9 million short tons increased 16% versus 1.7 million tons in 2002. Domestic volumes, while improved 5% versus prior year, reflected heavy customer orders in the third quarter ahead of two announced price increases in July and late September. The average selling price, including all of our potash products, was $75 per short ton, slightly ahead of last year's $74 realization.

Given our higher proportion of domestic volumes, a 10% improvement in domestic realizations more than offset a 15% decline in export prices primarily from a continuation of higher freight rates. The company's average domestic realization for MOP improved $5 per short ton or 8% from the third quarter of 2003, reflecting the favorable impact of mid-July and September price increases. We remain optimistic about the sustainability of higher domestic netbacks in 2004.

Fourth quarter IMC potash gross margins of $53.3 million improved 30% versus prior year due to the higher sales volumes. Effective hedging of foreign currency partially offset the impact of foreign currency translation and higher natural gas costs. IMC potash continued to balance supply with demand by taking seven weeks of mine shutdowns during the fourth quarter, leading to a 21% reduction in production volumes versus the prior year and the lowest year-end MOP inventory levels since 1997.
Doug will provide additional color and perspective on both the fourth quarter performance and the outlook for our PhosFeed and potash businesses in 2004.

Regarding the balance sheet, cash and cash equivalents were $76.8 million at year-end versus $17.7 million a year ago and $56 million at the end of September 30, 2003. At year-end, our main bank revolver of $210 million remained fully available except for letters of credit, which totaled about $80 million, and we had drawn only modestly on our $55 million Canadian potash working capital facility, leaving the company with liquidity of $237 million. The company has no significant debt maturities in 2004, although we will most likely address in 2004 our remaining 2005 maturities of $36 million.

Net receivables and net inventories continued to be held in tight check. Receivables were only slightly higher year over year in spite of higher selling prices in volumes. Inventories decreased about $45 million as both phosphate and potash inventories registered double-digit reduction.

Gross capital expenditures of $38 million declined slightly from $40 million in the prior year and remain below fourth quarter DD&A of $44 million. Full year capital spending of $120 million was at the forecasted levels and was about $50 million below DD&A of $171.9 million. We expect capital expenditures in 2004 to approximate $110 million.

Finally, let me comment on several transactions. We completed the sale of our Port Sutton Marine Terminal with Kinder Morgan, as I mentioned earlier, with gross cash proceeds of $23.3 million. We project lower ongoing port operating costs and capital spending as a result of the sale. In the quarter we also received additional proceeds of $7 million from working capital adjustments in connection with our sale of the SOP business line to Compass Minerals in June.

We also have signed a definitive agreement with affiliates at Sum Capital Partners, Inc. of Boca Raton, Florida to divest our remaining discontinued IMC Chemicals entities in Searles Valley, California and in Italy. Under terms of the agreement, IMC Global retained a 19.9% equity interest in these entities. We expect to close the transaction by the end of March.

IMC has also announced it has proposed to acquire all the publicly held units of Phosphate Resource Partners Limited Partnership at an exchange ratio of 0.2 shares of IMC common stock for each PLP unit. We have also announced that the largest unit holders of PLP, which collectively represent 61% of the public float, have agreed to support the transaction. PLP has formed a committee of independent directors, which has engaged independent legal and financial advisors to assist them in evaluating the proposal.
Lastly, IMC Global and Cargill announced a small deal and the signing of a definitive agreement. Doug will comment on the agreement. I will now turn the discussion over to Doug.

D. Pertz
Thank you, Reid, and good afternoon. We believe there is much to be encouraged about in our fourth quarter results in spite of the continued and expected negative impact of high raw material costs, ammonia, natural gas and sulphur. We saw another very strong performance from our potash business driven by improved export sales, higher pricing, and continued cost reduction. Once again, in 2003 IMC was the largest producer and seller in the potash business with the highest margins.

In phosphates, DAP pricing jumped much higher as the quarter closed than we thought it would when we last talked in October, reaching a five-year spot high. DAP prices also improved at a faster rate than ammonia cost, which gave us some expansion in phosphate and margins as we closed out the quarter and clearly stronger margins as we began 2004.

Three months ago export DAP pricing was below $170 per metric ton, and Tampa Ammonia was about $275 per metric ton. Today, DAP pricing is $220 per metric ton, up $50 and climbing, and ammonia is up less than $50—that same $50, or the equivalent of about $10 per DAP time cost, and ammonia is falling. Margins have clearly turned positive and are improving, which is truly encouraging.
Reid has thoroughly reviewed our overall and individual segment results, as well as our key financial results. I'd like to elaborate on some items and then offer additional context on other items.

Our adjusted fourth quarter results were actually better than we suggested in our late October conference call, and somewhat better than most analyst estimates on an apples-to-apples basis. These improved results were despite significantly higher ammonia prices than projected in October and Phosphate prices that improved primarily only at the end of the quarter.

Our potash segment once again had a very strong quarter with sales up 14% and gross margins up more than double that at 30%. These results, and the overall potash market, bode well for what is to come in potash with expectations for continued strong export volumes in domestic price increases in 2004, supported by our ability to utilize our excess capacity as world markets continue to expand.

While PhosFeed gross margins were down year over year, they were nonetheless positive and improved by $7 million versus the third quarter of 2003, continuing the quarterly improvement from the second quarter of 2003. More importantly for the future, prices did not move up significantly in the fourth quarter until December, when they were up over $20 per metric ton, supporting markedly higher margins into 2004. Remember, the stronger first quarter 2004 margins are also supported by Chinese contract pricing that lags current market pricing by three weeks, and export schedules continue to be heavy through February.

More than 100% of operating earnings shortfall in year-over-year results came from our PhosFeed segment which, similar to the first three quarters of 2003, reflected the continued and significant negative impact of very large increases of ammonia sulphur and natural gas compared to the year ago grid. These three raw materials cost us $28 million more in the fourth quarter and close to $126 million more for the full year of 2003 versus the comparable 2002 periods.

As I mentioned, our PhosFeed business gross margin in the fourth quarter showed the continuing trend of market sequential improvement, moving to a profit of $5.8 million from just below breakeven level in the third quarter. This positive trend was driven by only minimal DAP improved pricing of $3 pre ton in increased volume offset by raw material cost increases.

Our sulphur costs were up 14% versus last year. It is the continued high cost of ammonia and natural gas that most impacted phosphate cost. DAP of purchased ammonia was up 54% in the quarter versus the prior year, impacting DAP cost by over $17 per ton. While ammonia costs continued to increase in the quarter and in 2004, DAP pricing increased at least as much on a dollar-per-ton basis, improving margins.

Tight worldwide ammonia supply and demand, including in the Epis-U Region, and continued idling of U.S. capacity due to high gas costs, have kept Gulf region tight in ammonia supply and lifted prices more than we thought they would have earlier in the summer.

We're very pleased with the strong PhosFeed volume performance in the fourth quarter, both year over year and sequentially. Shipments jumped 20% versus 2002 and 46% compared to the fourth quarter. Contract shipments to CNA PGC in China picked up considerably, as did our contract business in Australia. Especially strong in the fourth quarter were domestic shipments, up 32% from 2002 and a huge 80% up from the disappointing third-quarter levels.

Clearly, with farm income and grain prices improving and the realizations of DAP prices are increasing rapidly, domestic buyers came into the market in the fourth quarter in a strong way. Our DAP production in the fourth quarter was down only 2% versus 2002, but for the full year it fell 13%, primarily due to the two-month shutdown of Louisiana Granulation in June and July. As Reid mentioned, DAP/MAP ending inventories for 2003 fell a hefty 36% versus 2002 and are the lowest in over ten years.
Clearly, IMC Global continued to practice significant supply-side management in 2003 and as it's done since the downturn in the market in the mid to late 1999 time frame.

With the strong contract shipments in our fourth quarter, especially with China and Australia, PhosChem has been operating from an essentially sold-out position, and its order book remains strong into 2004. As we have stated in the press release, IMC continues to have idle DAP/MAP production capacity in Louisiana, and has no plans to adjust this production level until market shows a sustained and significant improvement from current levels.

I opened by stating that we are very encouraged by the recent strong price recovery supported by improving supply demand market conditions. Our fourth quarter price realization of $159 for short ton was close to the highest in four years and a full $26 per short ton or 20% higher than a year ago, but only $3 per ton higher than the third sequential quarter.

NAPA export pricing was only $170 in October, ended the year at $200 and is now at $220 per metric ton. That is clearly encouraging. The same general scenario occurred with domestic spot pricing. While we were $160 per short ton in October, we ended the year at about $190 per short ton and are now at almost $200 per short ton for Central Florida railcars, and about $210 per short ton for New Orleans barges.
Even with record high ammonia prices, these pricing levels have returned strong profit margins, and even more encouraging is that ammonia prices have started to fall.

In potash, our strong 30% increase gross margin reflected higher volumes, especially in the export side, and lower operating cost, despite a rise in gas costs. These higher margins were achieved with selling prices essentially flat year over year. The export volume strength was impressive, especially in Asia and South American demand.

The fourth quarter volume surge was a fitting end to what was an all-time record for shipments for Canpotex of over 6 million metric tons, including nearly a million tons to Brazil alone. Two thousand and three was IMC's second highest overall shipment since the 1996 merger with Vigoro, and continued to position IMC as the largest potash producer in the industry.

In 1997 IMC had potash shipments of 8.9 million short tons versus the 8.6 million tons in 2003, and we have expanded our capacity since that time offering the ability to participate in the growing market demand in the future. Despite the very heavy domestic pre-buying of potash in the third quarter, ahead of the July and late September announced price increases, fourth quarter domestic volumes were off only 7%, but nonetheless up 5% for the full year.

We again demonstrated our supply/demand commitment in the potash business with fourth quarter shutdowns of seven mine weeks, although down from 11.5 in 2002. These shutdowns, together with strong market demand, especially international, pushed our inventories down 21%, leaving us with the lowest year-end MOP inventory level since 199, and helping to pave the way to support domestic price increases achieved in the fourth quarter and more pricing strength into 2004.

Natural gas and other inflationary costs were more than offset by productivity improvements and spending controls cross IMC's potash operations, which reduced costs per ton by 9% year over year, as well as sequentially from the third quarter, helping to boost growth margins in the quarter and throughout the year.

Importantly and as expected, we saw steady improvements in domestic price realizations in the fourth quarter, with prices improving more than $6 per ton versus both the third quarter of 2003 and the year ago quarter. We've announced an additional $10 per ton domestic MOP price increase effective February 15th.

Two thousand and three was a year in which we more than recovered domestic price levels that had eroded somewhat in 2002, and we're now on track to possibly see realizations that will be the best in a number of years for the industry.

Such increases are needed, however, to offset the impact of the strengthened Canadian dollar versus the U.S. dollar. The domestic price improvements more than offset lower export pricing, which in the third quarter suffered due to higher freight rates. Export realizations fell 15% versus 2002, but only 3% versus the third quarter.

Canpotex is working hard to garner additional price increases in regions such as Southeast Asia, Brazil, and India where prices for delivered product are being increased by anywhere from $20 to $40 per ton in an attempt to further offset higher shipping costs and the stronger dollar, which both continue to be issues going into 2004.

On the topic of overseas potash markets, let me reiterate that Canpotex signed a major three-year MOP supply agreement with Sinochem, providing a minimum of 1.5 million metric tons per year, similar to the past 2003 contract, and with a $3 per metric ton increase versus the 2003 levels. The agreement will ensure Canpotex maintains its market share in China as potash import demand continues to grow in years ahead. This agreement, along with PhosChem's two-year agreement with CNA PGC for DAP, are important for IMC in ensuring strong and solid P&K base-loads into the world's largest fertilizer markets.

Now let's turn to the outlook for 2004. The agriculture and crop global environment continues to improve as we start the year. Overall grain inventories are at historically low levels, and the world stocks-to-use ratio is at a near 30-year low of around 16%. Importantly, China is also drawing down corn stocks, but it's difficult to tell by how much; yet this is an important development to watch, as many speculate that China could soon become an importer of corn versus an exporter today.

Commodity prices are on the rise, with corn at over $2.60 per bushel and beans at over $8 per bushel, both up dramatically over the last several months, sending strong signals to farmers to plant more acres and intensify fertilizer application and cropping practices. U.S. Farm income is much better than in recent years, supported by higher commodity pricing and increased government support.

E&K soil nutrient levels need to be replenished, and farmers know that they must start spending more import dollars in this area. All these are good macro industry drivers for the fertilizer business. As usually, I-AG commodity prices also drive fertilizer stock prices.

In short, it appears there is a broad-based AG sector recovery underway in world nutrient demand, which was projected by IFA to have increased more than 3% in 2003. IMC remains well positioned to benefit from an overall improved market and in the near term and longer term the outlook is positive.

DAP spot pricing at Tampa is now at an eight-year high, primarily due to tighter supply demand, but also partially pushed up by cost pressures. Improving phosphate fundamentals have boosted DAP margins significantly; however, these margins could be at cyclically higher levels if it were not for the higher ammonia pricing.

Raw material costs, especially ammonia, remain a major pressure point on further margin expansion. Tampa purchased ammonia has been more than $300 per metric ton for some weeks now, and GAAP costs remain high for reasons we're all aware of. Yet there is now some reason for optimism that ammonia costs have peaked at Tampa as IMC Global settled first half February contract ammonia at $320 per metric ton, down $5 per metric ton, which arrests an upward movement we've seen since April of 2003.

There are some signs of easing ammonia supply demand at... in the FSU, a key benchmark for Tampa price indications. Barring any unexpected cold weather in the U.S. in February, in a repeat of last year, it would appear that the ammonia market peak has been reached and prices could be starting to edge back.

Nonetheless, 2004 ammonia costs versus 2003 will likely still be higher for IMC, even if the peak has been reached and some fallback occurs in the months ahead. Further out, industry consultants believe ammonia prices will ease further as significant new capacity starts up in areas such as Trinidad, Venezuela, and the FSU by late 2004 and into 2005.

Two thousand and four first quarter sulphur contract prices were rolled over unchanged from fourth quarter 2003. We continue to believe there is ample and growing sulphur supply in the Gulf region, affording some abatement in sulphur prices in future quarters. Spot shortages, competitive auctions and producer shutdowns seen last year are no longer issues, and Burlington Industries is back fully online, as is Venezuela; all factors supporting an improved market supply situation. In sum, we anticipate sulphur pricing will continue to climb through 2004 and beyond.
We begin 2004 with DAP prices significantly higher than a year ago, and prospects for improving U.S. exports and a good spring season with phosphate and potash demand likely to be up in the 2% range.

China, with expected DAP imports of just over 2.8 million metric tons in 2003, down from 4.1 in 2004, is expected to move back into the low 3-plus million-ton range in 2004, with three quarters of that number already contracted for.

Supporting this are very low end of the season end of the year domestic DAP inventory levels of less than 500,000 tons and increased grain prices in China. We're confident that our two-year contracts and long-term relationship with CNA and PGC supporting strong distribution of product branding will also support increased PhosChem DAP sales into China.

In India, significant shortfalls, primarily from high raw-material costs and continuing problems at Oswal, and increased demand due to a good monsoon season have also resulted in very low year-end inventory levels. While India will import close to 800,000 tons in 2003, up from 350,000 tons, probable shortage at the farmer level and very low inventories, together with reduced domestic production, should support increased imports in 2004 to as much as 1.2 million tons, so the only barrier to higher imports being discriminatory Indian government subsidies.

Brazil and South American should continue to increase demand next year, surpassing record high 2003 levels, driven by higher soybean prices and plantings. This is evidenced by the fact that Brazil has been buying DAP and MAP over the winter months usually for them historically in an otherwise off-season time of the year.

These indicators support analyst projections of improving phosphate world supply demand in 2004 and another year of price improvements. More importantly, we start 2004 with improved and positive phosphate margins, even as we see record high ammonia costs, and perceive the ability to achieve added margin improvement through the year.

We expect even stronger performance from our potash business in 2004 after a great 2003, improving and increasing domestic prices and stronger worldwide volume with improving cost position should be a recipe for better profitability and cash flow and possibly a record 2004.

As mentioned earlier, we have announced another $10 per ton MOP domestic price increase from mid-February as we move into the spring season and a much-improved agricultural environment with farmers driving through yield and higher fertilizer applications rates. High ocean freight rates continue to impact international realizations, and Canpotex is working hard to raise prices in key markets to offset this impact.

Ultimately, the magnitude of our improved performance in 2004 will largely depend on the relative direction and magnitude of change in DAP pricing and raw material cost, primarily ammonia and gas. If DAP pricing holds a significant portion of its gain, as industry analysts now anticipate it will, and raw material costs show some meaningful abatement as we move through the year, then we will certainly benefit from improved phosphate results on top of our expectations for an improved potash performance.

The improving market for crop nutrients, and especially cycle recovery for phosphates, is a tremendous backdrop for our merger announcement of last week. While we are encouraged by the macro ag spot nutrient and phosphate cycle recovery direction, we think that the announced merger of IMC with Cargill's fertilizer business will add to future shareholder value. The combination creates a leading publicly traded global crop nutrient company better positioned to deliver customer value and increase shareholder value.

IMC shareholders will retain stock in a stronger publicly-traded company to potentially reap the increased value as global ag fundamentals improve and the phosphate cycle recovers from the bottom of its cycle. Like IMC, Cargill is highly leveraged to the phosphate cycle. In fact, more than IMC as a percent of its total business, offering significant potential upside to shareholders in the cycle recovery.
Shareholders will also continue to reap the benefits of IMC's leading low-cost potash business with improving fundamentals and increased capacity potential.

The transaction is expected to be accretive to IMC shareholders immediately and into the future on top of the expected benefit IMC would enjoy from the cycle recovery if it were to be on a standalone basis. The combination should result in operational synergies of over a $145 million on an annual run rate basis, with a prospect for additional ongoing cost and other synergies.

Such cost to synergies include G&A duplication elimination, phosphate operational improvements in mining manufacturing that will be significant with both companies operating in Central Florida, as well as other purchasing logistic and other synergies. Synergy areas not included in this projection include balance sheet or interest cost reductions and revenue enhancements.

With Cargill contributing less than $50 million of debt, along with its assets and cash flow, the combined balance sheet and financial profile will be significantly stronger, so the result will be an improved credit rating, improved financial ratios, and greater financial and strategic flexibility.

IMC's strong domestic phosphate and potash businesses will be combined with Cargill's largely international franchise to form a stronger and broader global platform. It not only spans production in the U.S., but also into Brazil and China, and more importantly, Cargill offers significant distribution platforms throughout the world for higher growth rates in these key markets. The combined global phosphoric asset capacity share is 14.4% and concentrated phosphate production capacity will be about 13 million short tons.

The merger will create a global leader with LTM, or last twelve month sales, at the bottom of the cycle of about $4.1 billion, the largest in North America. LTM EBIT to cash flow was about $440 million without synergies, again at the bottom of cycle and approaching $600 million, including run rate synergies, and total debt will be very similar to IMC's level of just under $2.2 billion. The combination positions both companies and the industry better for coming out of the bottom of cycle and for future cycles.

Our earnings released today, improving market fundamentals, and last week's merger announcement we think position IMC shareholders for significant current and future value creation. The combination and just starting to recover the phosphate cycle, are significant upside leverage, and the benefits of the accretion and significant merger offer IMC shareholders a unique value opportunity unlike any other in the industry.
With those comments, I'll pass it back to you, Dave, for questions and answers.
D. Prichard	Thanks very much, Doug and Reid. Operator, you may now begin the question and answer session, please.
Coordinator	Our first question is coming from Andy Parr. Your line is open.
A. Parr
I just had a quick question for you. If I'm looking at earnings for the given segment tonight, just for the one-time items, it looks like the corporate earnings jumped $7 million to $8 million or so quarter over quarter sequentially. Can you give me some color on that?
M	Andy, you want to compare third quarter to fourth quarter?
A. Parr	Yes.
M
I'll need to dig out my third quarter comparisons. I don't have that readily available. Obviously, sales were much stronger in both phosphates and potash in the fourth quarter. We mentioned we had about a $6 domestic potash price increase quarter over quarter, third quarter to fourth quarter.
A. Parr	I'm looking at the corporate line in particular here.

M	What corporate line are you looking at, Andy?
A. Parr
Just the corporate and eliminations line in the segment breakout. If I adjust it for one-time gains, which I think is a Port Sutton in the phosphate segment, we go from about a negative $9 million to positive $4 million or so here third quarter to fourth quarter. I'm just curious what's in that number.
M	Why don't we get back to him? I think that deals with the one-time gains and charges for the quarter, I presume, and where they're placed.
M	In the third quarter we did have a number of adjustments flowing through as well.
M
There were some true up on our pension and retiree health and medical as a result of the changes we made in those plans earlier in the year that tied into our actuarial assumptions, as well as the full benefits that we now achieved through the restructuring that we incorporated in the first half of the year to reduce salary headcount.
A. Parr	Okay. Yes, if we could follow up offline that would be great.
M	Be glad to.
M	Yes. I think the SG&A comments we made as well, where we adjusted down incentive comp and group health at year-end largely flowed through corporate.
A. Parr	Okay, great. Thanks, guys.
Coordinator	Peter Hennessy, you may ask your question.
P. Hennessy	I was just wondering, does this transaction require you to refinance your working capital facility, this merger with Cargill?
M	I think practically it will. We would be looking at practically taking a look in all of our bank facilities and that would be included in that.
M	Obviously, we would expect too, that most of the indentures would stay in place, but the bank facilities would be renegotiated.
Coordinator	Our next question comes from David Silver.
D. Silver
I had a question or two on potash. I know there's been a whole series of price hikes announced in the domestic market, maybe since going back to last spring. But as we sit here right now, before the Feb 15th $10 price hike is effective, what kind of price improvement or price change do you think you've achieved through the 12 months of 2003 in the domestic market only?
M
I think we've laid that out. We were up $6 year over year and quarter over quarter, so the best way to look at it is in the fourth quarter we were up $6 in domestic price realizations for MOP. That's the best look we were able to accomplish in the year-over-year area.
D. Silver	Do you think that maybe single point, January 1, 2004, versus January 1, 2003, you still think that $6 is the right...?

M
It's close to that number. You're right, Dave; it's going to make a difference. Is it average for the quarter? Is it the end of the quarter? Is it the end of the year? But it's going to be close though. I think the trend is what's important here. We saw a decline in pricing in the first half of 2003 before we started to see the implementation of the July... Tampa increases.
D. Silver
Okay. Now if I could just ask you a quick question about freight rates and how it might impact your phosphate business. I know most of the business there is certainly done on an FOB Tampa basis, but can you talk about how much, if any, what portion of your export DAP/MAP business might be on a delivered cost basis and subject to the freight rate fluctuations we've been experiencing?
M
Dave, very, very little, a very immaterial amount, almost none. So we may see some pushback just because the freight rates are causing the land costs to be higher, but we certainly have not sent that yet in markets, such as China, where the domestic Chinese pricing has started to get very close to the world pricing or the export pricing plus freight rates.
D. Silver
Okay. One last question. Animal feed supplements has been a tough business segment the last year or so. There has been a recent closure, and I was wondering how you might talk about that in terms of the outlook? Does that improve your expectations for what that business line of yours might accomplish in 2004? Thanks.
M	Dave, I think it's premature until we see a lot more of what really happens there for us to make any comments on that.
D. Silver	Okay, great. Thank you.
Coordinator	Our next question comes from Andrew Gunloft.
A. Gunloft	Two quick questions. Could you talk about what you expect from Hart-Scott-Rodino in the merger with Cargill? Do you expect second review, second request, and how long you think that all takes?
M
Okay. I think, as we had stated in our conversation last week, we would probably anticipate a second request from HSR, but we don't necessarily want to predetermine that. We think that if this is evaluated on the basis of a world market, which we clearly think it should be, and as similar transactions have been reviewed in the past, the relevant fact is that the combined business is about 14.4% of the total phosphoric acid capacity.
A. Gunloft	What about a U.S. market share? Are you prepared to share that?
M
This is all public information. If you look a combined market share of our positions in North America, we're just under 30% phosphate market share, that being IMC, and Cargill is something just south of 10%
A. Gunloft
Thank you. The second question is you spoke on the merger call about balance sheet-type assets that Cargill is contributing that may influence the percentages that both parties get in the new company. Can you be a little bit more specific about much you see Cargill putting in terms of inventory and receivables, working-capital stuff? Because, obviously, they don't have a public balance sheet so we have no idea what there is.

M	Yes. The definitive agreement calls for them to contribute $352 million of net working capital, which would be inventories, receivables, less payable and certain liabilities.
A. Gunloft	That inventory is at market prices or at their cost?
M	Cost. It's always lower cost or market.
A. Gunloft	Okay. Thank you very much.
M
I think, just to add to that, we feel that what they're contributing in those assets and the assets that they're contributing, other than working capital are great assets, very current assets, and offer the ability for significant future cash flows that will make the combination very strong.
A. Gunloft	To the extent that you have NOLs or they have NOLs, do they actually stay whole or get in the new company?
M
There will be benefits for the new company for the NOLs that are in place, but they may be modified some going forward, so they may not be able to be used to the fullest extent to the fullest time frame.
A. Gunloft	Any idea what the total amount might be at this stage of the NOL?
M	No, we haven't finalized the legal tax structure yet to have a definitive answer on that.
A. Gunloft	Got you. Okay. Thanks for your comments.
M	Thank you.
Coordinator	Our next question comes from Don Carson
D. Carson
A couple of questions; one on the DAP market. Doug, we've seen some nice price increases lately, but on relatively small volumes into South America. I was looking at freight rates; I noticed that Chinese freight rates are up in the low 60s now, from 50 at the beginning of the year, 40 in the beginning of the fourth quarter. Are you seeing much inquiry from them, because my understanding is that they only took minimal contract volumes in January and February? March/April is normally quiet; are you seeing any indications they're going to take more than their minimum contractual volumes, given the hike in freight rates?
M
I don't think that we should necessarily link it to what the freight rates are. I think the positive thing is that they are taking the 1.6 base contract..., the 1.6 million annual tons. They've been taking that since the beginning of the contract period, and there has not been any push-out or change on that tonnage, and, in fact, we've seen a significant improvement in domestic Chinese pricing, even in the off market.

I think what will be the determining factor here is as they go into their next season, how will domestic Chinese pricing act versus the international market pricing. Remember, they're going in with relatively lower inventories than they have in the past, so we're relatively positive about not only taking the basic contract tons, but then seeing what happens as the season really starts. We didn't anticipate seeing much more prior to the season other than in the contract tons.
D. Carson	And when you say season starts, you're basically talking about when they come back in for additional volumes in May/June?

M	Yes, that's right. As you know, they usually don't do that, other than the contract tons, until that time frame.
D. Carson
Just a question on your pending transaction. How much capital are you expecting to combine and spend? Specifically, both companies have had rising rock costs and, obviously, part of the motivation of this transaction is to optimize your common rock reserves and lower costs. Just what's your overall capes number on a pro forma basis?
M
I think it's too early to really address that in full. I think, though, Don, we feel there are significant benefits of combining, in particular, the mining operations and the sourcing from the various mines that we have, utilizing the full capacity of those mines, which may not be the case today, and therefore probably over the longer period of time what we'll see is capital requirements for mining actually going down. So I think it's going to be probably just the opposite of what you're suggesting.

We'll see the benefits, the combination, especially on the mining side, in being able to, longer term anyway, minimize capital, reduce cost, and gain the benefits of efficiency in that combination. I think it's premature at this stage, though, to lay out a combined capital number, since we really haven't even started looking at the combined strategy on mining.
D. Carson	Thank you.
M
One other thing that I might follow up on in terms of the China scenario. If you look at the contracts and the businesses in place, I mentioned it's probably about 75% already in place, our base contract, that being PhosChem's base contract, is 1.6 million tons, and with the ability for another 300,000 to 400,000 tons on top of that, depending on where the market goes, then there's a base ton that comes from tonnage that comes from OCP on top of that. That's probably anywhere from 300,000 to 400,000 to 500,000 tons on a country-to-country basis, and there are direct sales from Cargill into China that have historically been fairly strong in the half a million ton range.

Then on top of that, contracts that Sinochem would be putting in place. So if you put all that together this is already a very strong base tonnage for the China market as there has been in prior years.
D. Carson	Thank you.
Coordinator	Our next question comes from Bruce Berger.
B. Berger	Do you have any expectations of this phosphate cycle where the cash gross margin will peak out at per ton, per-share ton? Do you think we can approach the $80/$90 levels?
M
I don't know that we necessarily want to be projecting where that might peak out. I think a good way to look at it, though, would be in the range that you're talking about on what prior margins have been, and if you'll look to the time frame in which we saw pricing in a stable supply/demand condition, in the 1995 through 1998 time frame, it suggests that margins during that time frame, when pricing was in the $195 to $200 metric-ton export basis, that DAP pricing margins were in that $70 to $80 range, almost consistently for that period of time; peaking up substantially above that, but consistent for that three to four-year period of time, maybe even a little bit longer consistently in that range.

B. Berger	What percentage of capacity are the Louisiana DAP plants operating at right now?
M
They would be operating at about two-thirds of the DAP/MAP capacity. Louisiana is three million short tons a year, and we're running at about two million. So about two-thirds just in Louisiana; our system wide, we're a bit higher than that when you add Florida in.
B. Berger	Final question. Can you maybe make a list of what regulatory approvals are needed for this deal to go through with Cargill?
M
I'm not sure that I'm the expert on that, and we could probably get somebody else to give you a good more detail on that, but clearly, the various countries similar to the HSR review in the U.S. We think the U.S. is clearly the biggest hurdle from that standpoint, but the U.S., Canada, Brazil, probably China, Korea, are a list of some. But again, it's really the U.S. hurdle that we think is the primary one.
B. Berger	Thanks.
M	Operator, next question, please.
Coordinator	Our next question comes from Duffy Fisher.
D. Fisher
We've seen margins in DAP increase fairly nicely since the beginning of the year. Now if you look at that from a timing standpoint, I think most everybody understands how the offshore market works with the three-week delay. When do you start to realize that increase for domestic sales, because I'm sure there's a mix of them? Some people pre-buy a couple months out, but what's a general rule of thumb as we look at margin expansion? Is that something that hits your books, say, a month later, two months later? What should we be looking at there?
M
I think, Duff, as you mentioned, on an export basis, primarily with China, the market pricing left a three-week lag on that so that's a pretty good indicator on foremost of the export. Domestically, there could be, depending on the customer, whether it's spot tonnage, whether there is contract or not, there could be a four-plus week lag on average; however, what we have attempted to try and do is, not to do significant winter-fill programs going into this winter season, to price more at the time of order than we have in the past, and I think, or IMC's part, because of our very low inventory levels—going out of record inventory levels—in fact, going out of the year, we have been very cognizant to assure that we abided by these policies as much as we can outside of contracts that we have.
D. Fisher
Fair enough. Then if you look, for the first time in a long time U.S. potash market looks better than offshore. What are the odds that people don't take full advantage of their Canpotex allocations to try to push more volume in the U.S., where you guys are the "Big Kuhuna," and basically, maybe make that market softer than most people are thinking today?

M
Duffy, I think it's a short-term issue on the potash side that I think Canpotex is doing a great job in pushing freight rate-increases, because so much of the potash business is done on a delivered CNF basis. I think that the short-terms issue that we'll see starting to correct itself ... quickly. We're seeing other potash producers pushing for as much price and being the lead in many cases, such as in India, as Canpotex is. So I think we'll see that could be the case. In addition to that, the members of Canpotex are bound to provide their percentages to fill the requirements. And remember, we're talking about volumes, both domestically and internationally, that are up a fair amount versus prior years, which is a very positive position top be in rather than to look at it on the negative side.
D. Fisher	Fair enough. The last question...
M
One other thing on the phosphates, on the pricing. You're' talking about the lag. I think it's important to know, and I tried to point this out in my comments, that it really wasn't until December the third month, obviously, the quarter that we really saw phosphate pricing really start to take off, both internationally and domestically.

So that lag that we saw in the quarter—remember, it was only up on average $3 versus the sequential quarter. That's going to play a significant role. It's up now to $2.20 versus probably an average market that was $40-plus dollars less than that in the fourth quarter. So that's going to play a big role going forward in 2004 in pushing up the margins.
D. Fisher
Fair enough. Last question. If you look at your company in the outlook, excluding the mergers—so, obviously, you did some planning before the merger was announced, what you guys would look like as just IGL—were you guys pretty confident that you would be at least breakeven this year?
M	Yes. I think we're looking at each other because at this point in time, especially with the merger, we are not giving full-year guidance into the marketplace.
D. Fisher	Fair enough. Thanks.
M	We're approaching our 60-minute time limit, but, operator, I think we'll try to end it. If there is one more question, let's take that and then we'll end it.
Coordinator	Our next question comes from Harvey Stoeber.
H. Stoeber
Can you tell me how you figure ethanol might affect corn demand? We planted record amounts of corn last year. Where do you see that going over the next couple of years, and how regulatory changes in ethanol for gasoline is going to play into your demand forecast?
M
Harvey, I don't think we have a good answer to that on a specific quantifiable basis, but clearly, it's all positive and will push up demand. The combination of that, plus the fact that we're seeing the opportunity for North American export of corn to be up, the combination of increased domestic demand pushed by ethanol, as well as export demand, we think will be key drivers to hopefully higher corn prices, but also to the greater number of acres to be planted on the corn side, domestically, and that's going to drive more fertilizer usage.
H. Stoeber	I mean, how much room is there to increase acreage when you're already at record acreage, or is it just something that the market will adjust on the basis of price?

M	There isn't too much wiggle room, and I'd be speculating, Harvey, maybe there might be a couple million acres if they go fencepost to fencepost and...
M
Another two million or three million acres on the foreign side, which is the highest user of our fertilizers, could really help, and I think with the increased pricing that we're seeing in the corn and being commodities, it's going to increase application rates on that as well. The return for farmers is only a minimal amount of additional fertilizer usage, and even with the higher pricing is very dramatic. It's multiple times return based on the increase in commodity prices. The economics are very strong and very good.
H. Stoeber
Last quick question regarding freight costs and potash. Are there any strategies you could implement to offset some of that, for example, taking product from a competitor overseas or swapping product from a competitor overseas or any other strategies in the future you could use to offset, because obviously, the freight impact has been quite significant?
M	I'm sure there are. We'll continue to lock at... and other issues and maybe Cargill can help provide some additional insight to that as well.
H. Stoeber	Thank you.
M	Operator, I think we've reached our time limit here and we'll close down the call now.
On behalf of everyone here at IMC global, I want to thank all of you for taking part in our fourth quarter and full-year 2003 conference call today, and we hope you have a good day. Thanks very much.
Coordinator	Thank you very much. This concludes today's call. Thank you.